Exhibit 99.1

Digatrade Financial Corp.

September 30, 2019
(Expressed in Canadian Dollars)

Unaudited Interim Consolidated Financial Statements

Notice of No Auditor Review of Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the three and six months ended September 30, 2019 have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

“Bradley J. Moynes”
Bradley J. Moynes
President, Director & CEO

“Tyrone Docherty”
Tyrone Docherty
Director

DIGATRADE FINANCIAL CORP.
Interim Consolidated Balance Sheets
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

	Note	September 30, 2019	December 31, 2018
		$	$
ASSETS

CURRENT
Cash		289,849	493,810
GST Recoverable		20,373	11,172
Prepaid Expenses	6	2,284	22,211
		312,506	527,193

Intangible Assets		26,761	-
Minority Shareholders’ Interest	5	42,742	-

		382,009	527,193

LIABILITIES

CURRENT
Trade and Other Payables	7	117,645	129,279
Shareholder’s Loans		26,505	-
Convertible Promissory Notes – Current Portion	8	640,848	636,890

		784,998	766,169

Convertible Promissory Notes – Long Term Portion	8	6,489	11,961

Total Liabilities		791,487	778,130

SHAREHOLDERS' DEFICIENCY

Share Capital	9	6,661,667	6,047,999
Contributed Surplus	10	60,000	-
Deficit		(7,131,145)	(6,298,936)

		(409,478)	(250,937)

		382,009	527,193

Nature and Continuance of Operations (Note 1)

Approved on Behalf of the Board:

“Bradley J. Moynes”	“Tyrone Docherty”
Bradley J. Moynes Chairman, President, Director and CEO	Tyrone Docherty Chairman & Director

  The accompanying notes are an integral part of these interim financial statements

DIGATRADE FINANCIAL CORP.
Interim Consolidated Statement of Changes in Shareholders’ Equity
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

		Number of common	Number of Class “B” Common	Share capital	Contributed Surplus	Deficit	Total Shareholders’ Deficiency
	Note	shares	Shares	$	$	$	$
Balance, December 31, 2017		49,661,150	100,000	4,106,207	-	(5,176,116)	(1,069,909)
Shares issued pursuant to conversion of Convertible Promissory Notes	9(c)(i)	46,528,091	-	1,555,106	-	-	1,555,106
Shares issued pursuant to Consulting Contracts	9(c)(ii)	600,000	-	7,373	-	-	7,373
Net loss for the period		-	-	-	-	(650,672)	(650,672)
Balance, September 30, 2018		96,789,241	100,000	5,668,686	-	(5,826,788)	(158,102)

Balance, December 31, 2018		226,411,904	100,000	6,047,999	-	(6,298,936)	(250,937)
Shares issued pursuant to conversion of Convertible Promissory Notes	9(c)(iii)	126,433,617	-	613,568	-	-	613,568
Class B Common Shares Issued	9(d)	-	1,000,000	100	-	-	100
Stock-based Compensation	10	-	-	-	60,000	-	60,000
Net loss for the period		-	-	-	-	(832,209)	(832,209)
Balance, September 30, 2019		352,845,521	1,100,000	6,661,667	60,000	(7,131,145)	(409,478)

The accompanying notes are an integral part of these interim financial statements

DIGATRADE FINANCIAL CORP.
(Formerly “Bit-X Financial Corporation”)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
EXPENSES
Accounting, Audit and Legal	24,842	13,703	123,206	59,914
Consulting Expense	91,470	41,838	296,512	215,110
Finders Fees	-	26,881	54,746	86,697
Filing and Transfer Agent Fees	4,898	4,341	19,558	16,168
Management Fees	62,968	30,000	164,478	90,000
Travel and Administration Expenses	1,600	7,243	25,872	7,243
Marketing	32,228	-	63,161	-
Stock-based Compensation	-	-	60,000	-
Investor Relations Expenses	-	-	20,096	-
Bank Charges and Interest	18,305	17,737	52,959	70,091
Project Development Costs	-	-	-	102,683
			-
	236,311	141,743	880,589	647,906

PROFIT (LOSS) BEFORE OTHER ITEMS	(236,311)	(141,743)	(880,589)	(647,906)

Foreign Exchange Loss (Gain)	14,043	(56,171)	5,638	(2,766)
Minority Shareholders’ Interest	(54,936)	-	42,742	-

NET PROFIT (LOSS) FOR THE PERIOD	(195,418)	(85,572)	(832,209)	(650,672)

Other Comprehensive Income	-	-	-	-

NET COMPREHENSIVE LOSS FOR THE PERIOD	(195,418)	(85,572)	(832,209)	(650,672)

POST-SHARE CONSOLIDATION (Note 10(b)(i))

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	273,574,609	63,682,683	273,574,609	63,682,683

BASIC AND DILUTED (LOSS) PROFIT PER SHARE	$(0.001)	$(0.001)	$(0.003)	$(0.01)

The accompanying notes are an integral part of these interim financial statements

DIGATRADE FINANCIAL CORP.
Interim Consolidated Statements of Cash Flows
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

	Three Months ended September 30,		Nine Months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES

Net Profit (Loss) for the Period	(195,418)	(85,572)	(832,209)	(650,672)

Non-Cash Items
Unrealized foreign exchange (gains) losses	(10,150)	(15,508)	(27,588)	5,671
Minority Shareholders’ Interest	(54,936)	-	(42,742)	-
Amortization of prepaid expenses	-	14,114	19,927	12,026
Common Stock issued for consulting services	-	-	-	-
Realized foreign exchange (gains) losses on conversion of Promissory Notes	(640)	75,060	9,764	75,060
Stock-based Compensation	-	-	60,000	-
Common Stock issued for consulting services	-	-	-	7,373
Conversion Fees and Interest Accrued on Convertible Promissory Notes	36,014	(19,947)	52,433	67,133

Changes in Non-Cash Working Capital Accounts
Accounts Receivable	-	-	-	153,377
Prepaid Expenses	-	(8,659)	-	14,066
GST Payable (Recoverable)	(3,492)	(1,700)	(9,201)	6,214
Liabilities to Customers	-	-	-	(190,562)
Accounts Payable and Accrued Liabilities	10,164	38,385	(11,634)	87,142

	(218,458)	(3,827)	(781,250)	(425,600)

FINANCING ACTIVITIES

Proceeds Received on Issuance of Promissory Notes	100,851	71,134	610,699	443,597
Shareholders’ Loan	56	-	86	-
Promissory Notes Repaid	-	(31,715)	(33,596)	(31,715)
Proceeds on issuance of Class B Common Shares	-	-	100	-

	100,907	39,419	577,289	411,882

NET (DECREASE) INCREASE IN CASH	117,551	35,592	(203,961)	13,718

Cash (Bank Indebtedness), Beginning of the Period	407,400	445,133	493,810	494,443

CASH, END OF THE PERIOD	289,849	480,725	289,849	480,725
The accompanying notes are an integral part of these interim financial statements

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Digatrade Financial Corp. (the “Company”) is governed by the Business Corporations Act (British Columbia). The head office, principal address, and records office of the Company are located at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6. The Company's common shares are listed on the NASDAQ Over-the-Counter Board (“OTCB”) exchange under the symbol "DIGAF".

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANX”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies. Effective October 17, 2018 the Company closed the online retail trading platform and shared liquidity order book with ANX International owing to low transaction volumes. The Company will continue to evaluate opportunities and continue with research and development related services in the digital-asset industry for prospective institutional customers while continuing to seek new opportunities within the blockchain and the financial technology sector unrelated to facilitating trading activities.

In February 2019, the Company entered into a Definitive Agreement with Securter Inc. (“Securter”), a private Canadian corporation that is developing a proprietary, patent-pending credit card payment platform to increase the security of online credit card payment processing.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern and will be able to meet its obligations and continue its operations for its next fiscal year. Several conditions as set out below cast uncertainties on the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the financial support from its creditors, shareholders, and related parties, its ability to obtain financing for its development projects, and upon the attainment of future profitable operations.

The Company has not yet achieved profitable operations and has accumulated losses of $7,131,145 since inception and working capital deficiency of $472,492 as at September 30, 2019. Accordingly, the Company will need to raise additional funds through future issuance of securities or debt financing. Although the Company has raised funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operations.

The current cash resources are not adequate to pay the Company’s accounts payable and to meet its minimum commitments at the date of these consolidated financial statements, including planned corporate and administrative expenses, and other business plan implementation costs, accordingly, there is significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying amounts and classifications of assets and liabilities should the Company be unable to continue as a going concern.

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)
Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. Cost is the fair value of the consideration given in exchange for net assets.

b)
Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on October 15, 2019.

c)
Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (collectively, the “Company”). Intercompany balances and transactions are eliminated in preparing the consolidated financial statements. The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Holding	Functional Currency

Digatrade Financial Corp.	Canada	Parent Company	Canadian Dollar
Digatrade Limited	Canada	100%	Canadian Dollar
Digatrade (UK) Limited	United Kingdom	100%	Pounds Sterling
Digatrade Limited	USA	100%	US Dollar
Securter Systems Corp.	Canada	0%	Canadian Dollar

d)
Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i.
Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rate at the date when fair value was determined.

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

ii.
Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

e)
Financing and Finder’s Fees

Financing and finder’s fees relating to financial instruments with a term of one year or less are expensed in the period incurred. For financial instruments with a term of over one year, the fees are netted against the financial instruments and amortized over the term of the financial instruments.

f)
Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs.  Shares issued for other than cash consideration are valued at the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: (i) the date the shares are issued, and (ii) the date the agreement to issue the shares is reached.

g)
Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

h)
Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period. The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital. The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

i)
Revenue Recognition

Revenue is comprised of consulting fees and commissions earned on trades executed on the digital currency trading platform. Consulting fee income is recognized as the consulting services are provided. Commission is considered earned when a trade is completed by the Company’s customers. As the platform is not yet fully live, commissions and consulting fees earned have been accounted for as a recovery of development costs incurred.

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)
Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i.
Current Income Tax

Current income tax assets and liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

ii.
Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

k)
Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below. The Company does not have any derivative financial instruments.

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)
Financial Instruments (Continued)

i)
Financial Assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

●
Financial assets at fair value through profit or loss;
●
Loans and receivables;
●
Held-to-maturity investments; and
●
Available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

●
Financial assets at fair value through profit or loss – Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments. Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The Company’s cash falls into this category of financial instruments.

●
Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method less any provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s accounts receivable falls into this category of financial instruments.

●
Held-to-maturity investments – Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables. Investments are classified as held-to-maturity if the Company has the intention and ability to hold them until maturity. The Company currently does not hold financial assets in this category.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired as determined by reference to external credit ratings, then the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)
Financial Instruments (Continued)

i)
Financial Assets (Continued)

●
Available-for-sale financial assets – Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company currently does not hold financial assets in this category. Available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss, and presented as a reclassification adjustment within other comprehensive income.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale financial assets, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated in the revaluation reserve.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

ii)
Financial Liabilities

For the purpose of subsequent measurement, financial liabilities are classified as either financial liabilities at fair value through profit or loss, or other financial liabilities upon initial recognition.

●
Financial liabilities at fair value through profit or loss – Financial liabilities at fair value through profit or loss include financial liabilities that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Liabilities in this category are measured at fair value with gains or losses recognized in profit or loss. The Company does not hold financial liabilities in this category.

●
Other financial liabilities – Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process. The Company’s trade and other payables, liabilities to customers, and promissory notes payable fall into this category of financial instruments.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expired.

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Deferred Tax Assets

Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

NOTE 4 – ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new accounting standards, amendments to standards, and interpretations have been issued but not yet effective as of December 31, 2018. The Company is assessing the impact of these new standards, but does not expect them to have a significant effect on the consolidated financial statements. Pronouncements that are not applicable or do not have a significant impact to the Company have been excluded herein.

IFRS 16 – Leases

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 “Leases”, and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019. The Company has not yet determined the impact of this standard on its consolidated financial statements.

NOTE 5 – INCORPORATION OF SECURTER SYSTEMS INC.

On February 26, 2019, the Company entered into an agreement with Securter Inc., in terms of which a newly formed corporation, Securter Systems Inc. (“SSI”) would acquire all the assets and liabilities of Securter Inc. Upon incorporation, SSI issued 25,937,594 Class A common shares to the shareholders of Securter Inc. and 100,000 Class B common shares to the Company. Each Class B common share is non-participating and carries 1,000 votes. The Company shall have the right to purchase up to 30.3% Class A common shares of SSI at a price of US$0.23 for a total purchase consideration of up to US$3,000,000.

As at September 30, 2019, SSI had issued 141,412 Class A Common Shares to the Company for a total consideration of $42,974 (US$32,524).

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)

NOTE 6 – PREPAID EXPENSES

As at September 30, 2019 and December 31, 2018, the Company had the following prepaid expenses:

	September 30, 2019	December 31, 2018
	$	$

Market Registration Fees	-	8,751
Legal Retainer	2,284	13,460

	2,284	22,211

NOTE 7 – TRADE AND OTHER PAYABLES

As at June 30, 2019 and December 31, 2018, the Company had the following amounts due to creditors:

	September 30, 2019	December 31, 2018
	$	$

Trade Payables	32,544	63,279
Accrued Liabilities	85,101	66,000

	117,645	129,279

NOTE 8 – CONVERTIBLE PROMISSORY NOTES PAYABLE

$
Balance, December 31, 2018	648,851

Issuances	610,699
Repayments	(33,058)
Conversions to Common Shares	(561,488)
Interest Accrual Adjustment	9,921
Unrealized Foreign Exchange Adjustment	(27,588)

Balance, September 30, 2019	647,337

On January 29, 2019, the Company issued a convertible promissory note in the amount of $57,798 (US$44,000). The note is unsecured, bears interest at 10% per annum from the date of issuance and matures on January 29, 2020.

On January 29, 2019, the Company issued a convertible promissory note in the amount of $56,309 (US$43,000). The note is unsecured, bears interest at 12% per annum from the date of issuance and matures on November 15, 2019.

On March 5, 2019, the Company issued a convertible promissory note in the amount of $71,126 (US$53,000). The note is unsecured, bears interest at 12% per annum from the date of issuance and matures on January 15, 2020.

On March 28, 2019, the Company issued a convertible promissory note in the amount of $57,461 (US$43,000). The note is unsecured, bears interest at 12% per annum from the date of issuance and matures on January 30, 2020.

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)

NOTE 8 – CONVERTIBLE PROMISSORY NOTES PAYABLE (Continued)

On April 23, 2019, the Company issued a convertible promissory note in the amount of $84,552 (US$63,000). The note is unsecured, bears interest at 12% per annum from the date of issuance and matures on April 28, 2020.

On May 23, 2019, the Company issued a convertible promissory note in the amount of $71,422 (US$53,000). The note is unsecured, bears interest at 12% per annum from the date of issuance and matures on March 15, 2020.

On June 18, 2019, the Company issued a convertible promissory note in the amount of $111,177 (US$82,500). The note is unsecured, bears interest at 10% per annum from the date of issuance and matures on June 18, 2020.

On August 13, 2019, the Company issued a convertible promissory note in the amount of $57,130 (US$43,000). The note is unsecured, bears interest at 12% per annum from the date of issuance and matures on June 18, 2020.

On September 24, 2019, the Company issued a convertible promissory note in the amount of $43,721 (US$33,000). The note is unsecured, bears interest at 10% per annum from the date of issuance and matures on September 23, 2020.

Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common share of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

On January 31, 2019, the Company repaid $33,058 (US$25,500), being the outstanding balance of a convertible promissory note issued to a consultant during 2018.

During the period ended September 30, 2019 the Company converted certain convertible promissory notes in whole or in part totaling $561,488 (US$427399) and issued 126,433,617 common shares of the Company.

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)

NOTE 9 – SHARE CAPITAL

a)
Authorized Capital

Unlimited number of common shares, participating, voting (voting right of 1 vote per share), with no par value.

1,100,000 Class “B” common shares, non-participating, voting (voting right of 1,000 votes per share), with no par value.

b)
Issued and Outstanding Common Shares

Effective June 8, 2016, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 12,306 shares to round up fractional entitlements resulting from the consolidation. The number of common shares and basic profit or loss per share calculations disclosed in these financial statements have been adjusted to reflect the retroactive application of this share consolidation.

c)
Issuance of Common Series A shares

(i)
Conversion of Convertible Promissory Notes
During the nine months ended September 30, 2018 the Company issued 46,528,091 Common Series A shares pursuant to the conversion of certain Convertible Promissory Notes totaling $1,555,106, including interest and fees.

(ii)
Share based Payments
On February 1, 2018 the Company entered into two consulting agreements for the provision of business strategy and compliance services. The Company issued 600,000 Common Series A shares valued at $7,373.

(iii)
Conversion of Convertible Promissory Notes
During the nine months ended September 2019 the Company issued 126,433,617 Common Series A shares pursuant to the conversion of certain Convertible Promissory Notes totaling $613,326, including interest and fees.

d)
Issuance of Common series B shares

On January 2, 2019, the Company passed a resolution to increase the authorized number of Class “B” common shares from 100,000 to 1,100,000. On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

e)
Share Purchase Warrants

As at September 30, 2019 and December 31, 2018, the Company had no share purchase warrants outstanding.

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)

NOTE 9 – SHARE CAPITAL (Continued)

Share Options

The continuity of share options for the nine months ended September 30, 2019 is summarized below:

Expiry Date	Exercise Price	January 1, 2019	Granted	Exercised	Cancelled	June 30, 2019

February 14, 2027	US$0.006	-	10,000,000	-	-	10,000,000

f)
Escrow Shares

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon signing of the agreement and to issue 75,000 shares (1,500 post-consolidation shares) to be held in escrow. The Company was obligated to pay the creditor a further $7,334 (US$6,687) forty five days after the Company’s stock becomes DWAC-eligible. On December 22, 2016, the Company paid $5,374 (US$4,000) and the creditor agreed to release the shares from escrow.

As of September 30, 2019, the 1,500 shares were held in trust by the corporate lawyer and have not been returned to the Company’s Treasury.

NOTE 10 - STOCK-BASED COMPENSATION

On February 14, 2019, the Company granted 5,750,000 stock options to directors of the Company and 4,250,000 stock options to consultants, recording a fair value of $60,000. The options have an exercise price of US$0.006 and expire on February 14, 2027.

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)

NOTE 11 – RELATED PARTIES TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below. All related party transactions were in the ordinary course of business and were measured at their exchange amounts.

b)
Compensation of Key Management Personnel

The Company incurred management fees for services provided by key management personnel for the three and six months ended June 30, 2019 and 2018 as described below.

	Three Months ended		Nine Months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$	$	$	$

Management Fees	62,968	30,000	164,478	90,000
Stock-based Compensation	-	-	30,000	-

	62,968	30,000	164,478	60,000

NOTE 12 – COMMITMENTS

a)
Finder’s Fee Agreements

The Company has entered into various finder’s fee agreements whereby the Company is required to pay cash finder’s fees of 10% of all monies raised through these parties. The terms of these agreements are for periods of one year.

b)
Consulting Contracts

i.
On June 1, 2018 the Company entered into a consulting agreement for the provision of strategic business advisory services for a period of one year. The Company agreed to issue a convertible promissory note in the amount of US$50,000 and pay the consultant US$10,000 per month. (Notes 9(e)).

ii.
On October 22, 2018, the Company entered into a consulting contract with a Director for the provision of strategic business advisory services for a period of four months. The Company agreed to pay the Director $2,500 per month.

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)

NOTE 13 – SUBSEQUENT EVENTS

a)
On October 7, 2019, the Company issued a convertible promissory note in the amount of $57,216 (US$43,000). The note is unsecured, bears interest at 12% per annum from the date of issuance and matures on August 15, 2020.

Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common share of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

b)
During October 2019, the Company issued 22,983,333 Common Series A shares pursuant to the conversion of certain Convertible Promissory Notes totaling $40,726, including interest and fees.

NOTE 14 – FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)
Fair Values

The carrying values of cash, bank indebtedness, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value as at the balance sheet date.

b)
Liquidity Risk

Liquidity risk refers to the risk that an entity will encounter difficulty meeting obligations associated with financial liabilities. The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. There can be no assurance that such financing will be available on terms acceptable to the Company.

c)
Credit Risks

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. Management considers that risks related to credit are not significant to the Company at this time.

d)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Management considers that risks related to interest are not significant to the Company at this time. Amounts owed from and to related parties are non-interest bearing.

e)
Foreign Exchange Risk

The Company operates in Canada and the United States and some of its material expenditures are payable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between the Canadian dollar and the U.S. dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

DIGATRADE FINANCIAL CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2019
(Expressed in Canadian Dollars)
NOTE 15 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures.

The Company manages its share capital as capital, which as at September 30, 2019 totaled $6,661,667 (December 31, 2018 - $6,047,999). At this time the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and resource properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the three months ended June 30, 2019.

As at September 30, 2019 the Company had a working capital deficiency of $472,492 (December 31, 2018 - $238,976). The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.